SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-176
                              or 15d-17 thereunder

                                  IMATRON INC.
                 ----------------------------------------------
                 (Exact name of issuer as specified in charter)

           389 Oyster Point Boulevard, South San Francisco, CA 94080
                    (Address of principal executive offices)

         Issuer's telephone number, including area code: (415) 583-9964

                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security:       Common Stock

2.       Number of shares outstanding before the change:  60,603,828

3.       Number of shares outstanding after the change:   65,453,828

4.       Effective date of change:      November 28, 1995

5.       Method of change:

         Issuance of shares to certain institutional and accredited investors in units consisting of five shares of Common Stock and one common stock purchase warrant.

                          II. CHANGE IN NAME OF ISSUER

1.       Name prior to change:

2.       Name after change:

3.       Effective date of charter amendment changing name:

4.       Date of shareholder approval of change, if required:


Date: December 8, 1995

                                  /s/ Gary H. Brooks
                                  ----------------------
                                  Gary H. Brooks
                                  Vice President, Finance/Administration
                                  and Chief Financial Officer